BurgerFi International, Inc.

200 West Cypress Creek Rd., Suite 220

Fort Lauderdale, Florida 33309

December 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Kate Beukenkamp

Re:	BurgerFi International, Inc.

Registration Statement on Form S-3 (File No. 333-268585)

Filed November 29, 2022, as amended on December 6, 2022

Dear Ms. Beukenkamp:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-268585) (the “Registration Statement”), of BurgerFi International, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M., Eastern Time, on December 8, 2022. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Shane Segarra at (305) 789-7568.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Shane Segarra of Holland & Knight LLP at the number set forth above.

Thank you for your assistance.

Very truly yours,

BURGERFI INTERNATIONAL, INC.

By:	/s/ Stefan K. Schnopp
Name: Stefan K. Schnopp
Title:	Chief Legal Officer and Corporate Secretary

cc:	Holland & Knight LLP